Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Churchill Capital Corp. II on Amendment No. 1 to Form S-4 (File No. 333-252365) of our report dated March 12, 2021, with respect to our audits of the financial statements of Churchill Capital Corp. II as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from April 11, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 12, 2021